Exhibit 99.1

Toro Corp. Declares Special Dividend of $1.75 Per Share

Limassol, Cyprus, December 5, 2025 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”), a global energy transportation provider, today announced that the Company's board of directors has declared a one-time, special dividend of $1.75 per common share, consisting of either cash or the Company’s common shares. The dividend is payable to the Company’s shareholders of record at the close of business on December 16, 2025 and is expected to be paid on January 16, 2026 (the “Dividend Payment Date”). Given that the payment of the special dividend represents more than 25% of the trading price of the Company’s common shares, Nasdaq has advised the Company that its common shares will trade with “due bills”. More information on this process is included below.

The Company expects the dividend will be a taxable dividend to shareholders, regardless of whether received in the form of cash or common shares.

For shareholders that wish to receive the dividend all in cash, no further action is required. Alternatively, shareholders can elect to receive the dividend all in common shares. The number of common shares issued as a result of the dividend will be based on the 20-day volume weighted average price through December 4, 2025 (“20-day VWAP”)  of the Company’s common shares, which the Company has determined is equal to $3.8386 per share. The market value of shares received on the Dividend Payment Date may be greater or less than the 20-day VWAP. The Company reserves the right to determine, at any time up to midnight on January 15, 2026, to pay the dividend entirely in cash, notwithstanding any elections it has received and without prior notice to shareholders.

An information letter and election form will be mailed to shareholders of record after the record date. The properly completed election form must be received by Broadridge Corporate Issuer Solutions, LLC, the Company's transfer agent, prior to 5:00 p.m. Eastern Time on January 5, 2026. If the transfer agent does not receive a valid election form from a shareholder by that time, the dividend on such shareholder’s shares will be paid in cash. Any shareholder that purchases, and does not sell, common shares during the due bill period (as defined below) will be entitled to receive the dividend in cash, regardless of whether a valid election form was received by the Company’s transfer agent from the prior holder of those shares. Registered shareholders with questions regarding the dividend election may call Broadridge Corporate Issuer Solutions, LLC at (888) 789-8409. Shareholders who hold their shares through a bank, broker or nominee and have questions regarding the dividend election should contact such bank, broker or nominee, who will also be responsible for distributing to them the information letter and election form and submitting the election form on their behalf.

Due Bills:

As the special dividend of $1.75 per common share exceeds 25% of the trading price of the common shares, Nasdaq has advised the Company that its common shares will trade with due bills, representing an assignment of the right to receive the special dividend in cash, from the record date of December 16, 2025 through the closing of trading on Nasdaq on January 16, 2026, which is the Dividend Payment Date and the last day of trading before the January 20, 2026 ex-dividend date (this period of time, the “due bill period”).

This means that holders who purchase these securities during the due bill period (even if the trades are to be settled after the due bill period) will be entitled to receive the special dividend in cash. Conversely, sellers who sell the securities during the due bill period (even if the trades are to be settled after the due bill period) will not be entitled to the special dividend. Holders of shares that are purchased during the due bill period will not be entitled to elect to receive the special dividend in common shares.

Due bills obligate a seller of securities to deliver the dividend payable on such securities to the buyer. The due-bill obligations are settled customarily between the brokers representing buyers and sellers of the securities. The Company has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of the Company’s common shares should consult their brokers before trading to ensure they understand the effect of Nasdaq’s due-bill procedures.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. The Company’s fleet comprises two LPG carriers, and two MR tanker vessels, transporting petrochemical gases and refined petroleum products worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the anticipated completion and timing of the dividend. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transaction discussed herein, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com